United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Subject: Antitrust. Identification: POL-0015-G / Version: 02. Use: Public. Deliberation: DCE – 086/2024. Issued on: 08/19/2024. Responsible: Corporate Legal Department. Reviewed until: 08/19/2029. -1 of 8 - Administrative Policy 1. Purpose Establish guidelines and general principles so that Vale (“Vale” or “Company”) acts in compliance with Competition Law in the development of its activities, partnerships and in its value chain, in all regions where it is present and throughout the life cycle of its ventures. 2. Scope This Policy applies to Vale and its subsidiaries1, always in compliance with the Bylaws, respective constitutive documents and applicable legislation. Its adoption is encouraged in other entities in which Vale has a shareholding, in Brazil and in other countries. All Representatives of Vale and its subsidiaries must be committed to the rules established in this Policy. Customers, Suppliers and Partners of Vale and its subsidiaries are expected to be aware of this Policy and to base their conduct on the applicable Competition Law, in particular, but not limited to, Law No. 12,529/2011, respecting and promoting free competition in their value chain and work environment. The guidelines established in this Policy must be applied globally, even if the respective local legislation has more lenient rules or practices and, therefore, allows or tolerates some conduct defined herein. On the other hand, if the country has stricter rules, the stricter rules must be applied. In all cases, the highest and most restrictive standard must always be followed. 3. References • POL-0001-G – Code of Conduct. • POL-0005-G – Human Rights Policy. • POL-0009-G – Risk Management Policy. • POL-0016-G – Anti-Corruption Policy. • POL-0041-G – Misconduct Management Policy. • POL-0043-G – Vale Group Companies and Entities Management Policy. • POL-0048-G –Conflict of Interest Management Policy. • PGS-006720 – Benchmarking Brochure. • PGS-006719 – Practical Manual - Competition Defense Policy. • Competition Defense Legislation. • United Nations Sustainable Development Goals. 1 To learn about the classification of subsidiaries, see POL-0043-G. - 2 of 8 - Antitrust Policy DDE 086/2024 Rev.: 02 - 08/19/2024 POL-0015-G PUBLIC USE 4. Definitions Concentration Acts: certain commercial transactions depend on prior approval by CADE for their closing (“Concentration Acts”). Representatives must consult the Corporate Legal Board before and during the negotiation process with any other companies to assess whether it qualifies as an Act of Concentration. Abuse of Market Power and/or Abuse of Dominant Position: consists of the ability of a company or economic group to use its Market Power and/or Dominant Position to distort competition conditions through anticompetitive conduct. Benchmarking: Market research or “benchmarking” are tools used by companies to optimize their performance based on the strategic analysis of the best practices used by economic agents in an industry, through the use of metrics and relevant data. CADE: stands for the Administrative Council for Economic Defense, the Brazilian authority for the defense of competition. Benchmarking Brochure: aims to introduce the concept of Benchmarking and the precautions that must be taken during its practice, to avoid the exchange of Competitively Sensitive Information. Customer: any customer, including intermediaries, of products or services provided by Vale or its subsidiaries. Competitor: any individual and/or legal entity that supplies (or is capable of supplying) the same products or substitute products to those sold by Vale. Companies that do not carry out the same production activity, but compete in the market for the acquisition of the same goods or services, as well as for hiring or retaining the same professionals, may also be considered competitors. Associative Contracts: contracts with a duration equal to or greater than 2 (two) years, or that, by extension, reach this term, that establish a joint enterprise for the exploration of an economic activity, provided that, cumulatively (i) they imply the sharing of risks and results of the economic activity that constitutes its object; and (ii) the contract parties are competitors in the relevant market related to the object of the contract. Suppliers: any supplier of goods or service provider, including consultants, agents, commercial representatives, brokers, intermediaries, among others. Competitively Sensitive Information: means detailed information and data (i.e. non-aggregated and/or non-anonymized), non-historical and non-public, in any format, that relate to the commercial activities of Vale and/or its subsidiaries, controlled or associated companies, or the activities of other market agents, and that are potentially strategic or useful from a commercial and competitive perspective, including, but not limited to: (i) conditions of sale, including prices and discounts for customers and suppliers, as well as projections; (ii) quantities, including sales volumes for products or services; (iii) budgets, cost structure, margins and profits; (iv) banking, tax and commercial bookkeeping secrecy; (v) revenue and economic and financial situation of the company (not published); (vi) levels of productive, installed and idle capacity, as well as expansion plans; (vii) production levels; (viii) value and quantity of sales; (ix) strategic, business and future acquisition plans; (x) marketing strategies; (xi) research, development, innovation and new products; (xii) intellectual property rights, such as trademarks and patents; (xiii) production processes, industrial processes and company secrets; (xiv) commercially sensitive decisions and information related to the companies' competitive plans and strategies; (xv) production and industrial processes, business secrets; (xvi) information on distribution or supply channels, as well as lists of customers and suppliers; (xvii) salaries, benefits, career plans and employee training; (xviii) strategic contract negotiations, including the terms and conditions of contracts signed with suppliers and customers; and (xix) other confidential data that may be strategic and, therefore, competitively sensitive. Competition Defense Legislation: means (i) Law No. 12,529, of November 30, 2011, which provides for the prevention and repression of violations against the economic order and free competition; (ii) normative acts published by CADE; (iii) Law No. 8,137, of December 27, 1990, which defines crimes against the tax and economic order and against consumer relations; and (iv) competition legislation in force in other countries where Vale operates. Practical Manual of the Competition Defense Policy: consolidates, in a practical and didactic manner, the guidelines and expected conduct, with practical examples, in the interaction with companies and other economic agents, based on this Competition Defense Policy. - 3 of 8 - Antitrust Policy DDE 086/2024 Rev.: 02 - 08/19/2024 POL-0015-G PUBLIC USE Partners: for the purposes of this Policy, are any companies and/or entities (foundations, associations, innovation hubs, cooperatives, professional councils, unions, institutions, organizations, etc.) with which Vale and/or its subsidiaries enter into some type of commercial, technical, social, institutional partnership, among others, that are not characterized as Customers or Suppliers. Dominant Position / Market Power: when a company or an economic group controls a substantial portion of the market, in such a way that it is capable of changing its conditions. The Competition Defense Law presumes the existence of a dominant position when the company or economic group reaches 20% (twenty percent) of the market in which it operates or according to the percentage established by CADE, in compliance with the requirements of the aforementioned law. Unlawful Practice: a practice or conduct will be considered unlawful under the Competition Law if it has the potential to harm free competition in any way, dominate a relevant market, increase profits arbitrarily or exercise market power in an abusive manner. The Competition Law does not establish an exhaustive list of unlawful competition practices. Any practice that may result in the aforementioned effects may be considered unlawful – even if these effects are not achieved. Representative(s): for the purposes of this Policy, these are the members of the Board of Directors, Advisory Committees to the Board of Directors, the Executive Committee, any employee, permanent or temporary, interns, young apprentices or trainees, external advisors, lawyers, consultants and all other individuals and/or legal entities that act on behalf of and for the benefit of Vale or its subsidiaries. 5. General Guidelines Vale believes that free competition is the best way to do business in a fair and sustainable manner. That is why we are committed to acting in accordance with the Antitrust Legislation, guided by freedom of initiative, free competition, the social function of property, consumer protection and repression of the abuse of economic power, preserving a free market economy, for the benefit of the community, acting in accordance with the United Nations Guidelines for the maintenance of peace, international security and human rights, as well as with the company's values, its Code of Conduct, policies and internal standards. Vale Representatives must act independently, without conflicts of interest, when defining prices, discounts, production levels, sales, competitive and marketing strategies, markets of operation, employee compensation, as well as when selecting Customers and Suppliers. In compliance with the Competition Law, it is important to note that: • The practice of a cartel is a crime in Brazil. The practice of anticompetitive conduct (including cartels), due to non-compliance with the Competition Law, constitutes an antitrust violation and entails severe punishments for both individuals and legal entities, in addition to being subject to damages claims filed by third parties affected by such violations; • The actual result of the anticompetitive conduct is not decisive in characterizing its illegality. Practices that have the potential to result in anticompetitive effects are also considered illegal, that is, even if such effects are not achieved; • It is not necessary to prove the intention of the company or, depending on the case, of the individuals involved in the anticompetitive practice. Even when there is no intent or fault, the company and/or the individual may be punished for violating the economic order; • The practice of a cartel is considered illegal in itself, that is, the antitrust authority only needs to prove the authorship and existence of the agreement, regardless of the demonstration of its potential or actual anticompetitive results. Violation of the Antitrust Legislation may lead to serious consequences for Vale and its Representatives, and its Representatives, Suppliers and Partners, who act within the scope and/or for the benefit of Vale and/or its subsidiaries, must comply with the Antitrust Legislation. For practical examples, Vale employees can consult internal normative documents, such as PGS-006719 - Practical Manual of the Competition Defense Policy and PGS-006720 - Benchmarking Brochure. - 4 of 8 - Antitrust Policy DDE 086/2024 Rev.: 02 - 08/19/2024 POL-0015-G PUBLIC USE 5.1. Prohibitions on coordinated conduct between competitors Representatives, Customers, Suppliers and Partners may not, under any circumstances, engage in understandings, agreements (whether tacit or express) or plans with any Competitor, aiming to manipulate or adjust prices, divide markets or customers, restrict supply or defraud the competitive nature of bids. The following practices are strictly prohibited, without prejudice to others that may constitute anti-competitive conduct: (i) Cartel: entering into any agreement or coordinated conduct between Competitors to fix or manipulate prices and/or employee remuneration, split markets or customers, align any commercial conditions, restrict the supply of products, as well as enter into unjustified agreements not to hire employees. (ii) Cartel in bidding: entering into any agreement or coordinated conduct between Competitors within the scope of public bids, whether beforehand or during the bidding process. This includes, among other practices, prohibition of price and bid fixing, agreements to abstain from participating and dividing bids, markets and lots, combined rotations and “coverage” proposals. (iii) Sharing of Competitively Sensitive Information: sharing Competitively Sensitive Information among Competitors, including in the context of Benchmarking, as established in this Policy. (iv) Influence of uniform conduct: promoting, influencing or adopting uniform or coordinated commercial conduct among Competitors, including, but not exclusively, through unions, cooperatives and trade or class associations. The effects of this type of conduct are similar to those of a cartel. (v) Assisting third parties to coordinate commercial activities among themselves. 5.2. Guidelines on unilateral anticompetitive conduct Unilateral anticompetitive conduct or abuse of dominant position are abusive practices committed by an agent that holds a Dominant Position in the market in which they operate. The relationship between Vale and its Customers, Suppliers and/or Partners must be conducted with care, to avoid any unilateral anti-competitive conduct that produces or may produce negative effects on competition, resulting in harm to consumers. Therefore, the practices below may be considered anti-competitive conduct when guided by exploitative or exclusionary purposes, using any Dominant Position held by Vale. Always consult the Corporate Legal Board before adopting the following conducts: (i) Exclusivity: entering into an exclusivity agreement with Customers or Suppliers, by means of which such Customers or Suppliers are prevented from contracting with Competitors, for reasons unrelated to legitimate and rational business choices, especially when such agreement hinders the entry of new agents into the market, or when it significantly imposes restrictions on Competitors' access to Customers, suppliers, distributors, for example. Exclusivity clauses may be justified by means of compensation and must be analyzed on a case-by-case basis. (ii) Refusal to Contract: refusing to sell a good or service to third parties or Competitors, without legitimate and rational business justifications, especially when Vale, its subsidiaries and/or controlled companies operate in the same market in which the refused company also operates. (iii) Discrimination: setting different prices or commercial conditions for the same product or service, acquired or contracted under similar commercial conditions, unjustifiably discriminating Customers. (iv) Predatory Pricing: deliberately and unjustifiably offering products or services at prices below cost, incurring losses in the short term, aiming to eliminate Competitors or potential entrants to the market in order to subsequently exploit Market Power. (v) Setting Resale Conditions: setting prices or resale conditions to be practiced by distributors, resellers or other third parties, except in specific situations motivated by legitimate reasons of efficiency and/or business. This control over resale conditions may occur through the establishment of minimum or fixed prices, or even through price suggestions (in the latter case, depending on the monitoring that is carried out). Any exceptions must be validated by the Corporate Legal Board. - 5 of 8 - Antitrust Policy DDE 086/2024 Rev.: 02 - 08/19/2024 POL-0015-G PUBLIC USE (vi) Tying Sale: offering a certain good or service and making its sale or contracting conditional on the acquisition or contracting of another good or service, except in specific situations motivated by legitimate reasons of efficiency or technical necessity. (vii) Increasing the Costs of Rivals: adopting commercial practices of any nature, in the same market or in related markets, aiming to increase the costs of a Competitor or to eliminate it from a certain market, unless such practices are the result of justified, normal and legitimate business action resulting from greater efficiency, for example. 5.3. Guidelines on concentration acts that must be notified to CADE The following transactions may be considered Concentration Acts, depending on the revenue of the economic group that is Vale's counterparty in said transaction: (i) mergers; (ii) incorporations; (iii) direct or indirect acquisitions of equity interest, i.e. acquisitions of control or acquisitions of minority interest (in some cases the acquisition of a 5% interest may be notifiable); (iv) acquisitions of tangible or intangible assets; (v) formation of joint ventures and consortiums; and (vi) execution of Associative Contracts. The premature integration of the activities of the parties involved in the Concentration Act, before CADE's final decision of approval, is known as gun jumping and constitutes an Illegal Practice, subject to the application of a fine, nullity of the acts performed and opening of an administrative proceeding to investigate violations of the economic order. Acts that may anticipate, even partially, the effects of the closing of the transaction may constitute gun jumping – and are therefore prohibited – such as: (i) interference by one party in the business of the other party or the joint development of commercial strategies; (ii) sharing of Competitively Sensitive Information; (iii) non-competition between the parties prior to the closing of the transaction; (iv) interruption of investments; (v) transfer or prior use of assets in general; (vi) prior integration of managers, representatives or employees; (vii) full or partial advance payment of consideration for the object of the transaction, non-refundable, with some exceptions, and/or (vi) any act or activity that implies the anticipation of the effects of the closing of the Concentration Act. In the case of transactions involving foreign counterparties and/or with potential effects on international markets, it is mandatory that the Corporate Legal Board be consulted on the potential need to notify competition authorities in other jurisdictions. 5.4. Guidelines on benchmarking practices The activity of producing market intelligence and preparing materials with information from different competitors raises competition risks, since it may involve access to and exchange of Competitively Sensitive Information, in addition to potentially enabling the practice of anticompetitive conduct. The risks of characterizing competition offenses involving the performance of benchmarking practices vary significantly according to the circumstances of the specific case. In order to mitigate competition risks when conducting benchmarking practices, before participating in this practice, it is mandatory that employees consult the Benchmarking Brochure, a document for internal use available on the intranet and on Sispav. The brochure provides guidance on possible risks involved. If any risks are identified or whenever there are doubts, the Corporate Legal Board should be consulted to define the best protection model for each situation. 6. Governance In order to ensure that Vale complies with competition law globally in its business conduct, the Executive Vice-Presidency of Legal Affairs is responsible for monitoring the risks of non-compliance with Competition Law and for determining the guidelines for implementing controls to prevent and mitigate such risks. When identifying transactions with a residual risk2 of violating Competition Law, the Executive Vice-Presidency of Legal Affairs must report it to Vale's Executive Committee. If the residual risk persists after 2 Residual risk defined in the Risk Management Policy, “POL-0009-G". - 6 of 8 - Antitrust Policy DDE 086/2024 Rev.: 02 - 08/19/2024 POL-0015-G PUBLIC USE deliberation by the Executive Committee, the Executive Vice-Presidency of Legal Affairs must inform the Audit and Risk Committee in accordance with the Company's internal procedures. 7. Responsibilities Executive Committee: • Act as guardian of the commitments related to respect for and promotion of free competition. • Approve this Policy and its amendments, upon proposal by the Executive Vice-Presidency of Legal Affairs. • Deliberate on cases of omission and doubts regarding the interpretation of this Policy. Executive Vice-Presidency of Legal Affairs: • Ensure that this Policy is updated and any potential need for its revision. • Provide guidance on the legal aspects applicable to the matters addressed in this Policy. Corporate Legal Department: • Help ensure that the best antitrust management practices are integrated into Vale. • Prepare the training plan for this Policy, ensuring its dissemination and incorporation into Vale's culture. • Disseminate this Policy internally and externally, considering especially Suppliers, Customers and Partners. • Perform periodic analysis on the topics of this Policy, considering changes in scenarios, strategies or to implement best practices. • Respond to queries and/or questions from other areas of Vale regarding this topic. • Prepare regulations and monitor their approval according to the competent authorities with the aim of guiding the Representatives who act on behalf of Vale on the main rules and guidelines related to full compliance with the Antitrust Legislation, in line with the provisions of this Policy. Audit and Compliance Department: • Assess the effectiveness of governance, existing controls and dissemination actions related to this Policy. Other Executive Vice-Presidents: • Ensure compliance with this Policy and the Antitrust Legislation applicable to their activities. • Report to the Vice-Presidency of Legal Affairs any suspicion, violation or situation that may jeopardize compliance with this Policy. 8. Disclosure and Dissemination This Policy will be filed in Vale's official repositories, for the benefit of the internal public, by the Accounting, Tax and Controller’s Office. Its dissemination to the external audience, for the benefit of securities market regulatory bodies and investors, will be carried out by the Investor Relations area. The Corporate Legal Board must promote actions to disseminate this Policy. 9. Consequence Management Failure to comply with Competition Defense Law has important implications in the administrative sphere, not only in Brazil but in other jurisdictions where Vale operates. In the case of Brazil, Law No. 12,529/2011 provides for financial sanctions in the event of competition violations, which may be applied, individually or jointly, by CADE. Without prejudice to the financial sanctions provided for in the Law, when the facts are considered serious or when there is a general public interest, non-financial sanctions may be imposed, individually or cumulatively. The application of the penalties established in Law No. 12,529/2011 will take into consideration: (i) the severity of the violation; (ii) the good faith of the offender; (iii) the advantage obtained or intended by the offender; (iv) whether or not the violation was consummated; (v) the degree of harm or risk of harm to free competition, the national economy, customers, or third parties; (vi) the negative economic effects produced in the market; (vii) the economic situation of the offender; and (viii) recidivism. - 7 of 8 - Antitrust Policy DDE 086/2024 Rev.: 02 - 08/19/2024 POL-0015-G PUBLIC USE The Competition Defense Legislation provides for other penalties for specific situations, such as cases of obstruction of investigation, omission or provision of false information to CADE, gun jumping, etc. In addition, criminal sanctions may be applicable to individuals when the violation constitutes a crime. In case of doubts or need for more information, the Corporate Legal Board should be consulted. Therefore, any suspicion, violations and/or situations that violate the provisions of this Policy must be reported to the Vice-Presidency of Legal Affairs. The Vale Reporting Channel can also be used by anyone, inside or outside the company, who wishes to report a case of suspicion or violation of Vale's Code of Conduct. The reports are recorded by an independent company and the information is treated with secrecy and confidentiality. Without prejudice to other penalties provided for in applicable legislation, failure to comply with the guidelines of this Policy may (i) expose Vale and its Representatives, Suppliers, Customers and Partners to administrative, civil and criminal penalties, as provided for by law, in addition to serious reputational consequences; and (ii) subject those involved to disciplinary measures in accordance with Vale's da Management Policy, “POL-0041-G”. 10. Review Period This Policy must be reviewed periodically, at least once every 5 (five) years or upon request. 11. Final Provisions The Corporate Legal Board must always be consulted in case of doubts about the applicability of this Policy and in events or negotiations in which the practices addressed in this Policy may be verified, including: (i) In the negotiation and signing of documents or contracts, as well as in the adoption of commercial practices that include exclusivity agreements or obligations, non-competition agreements, obligation or refusal to sell, imposition of differentiated commercial conditions between third parties, cooperation with Competitors, Benchmarking practices, or any other practices that may raise doubts about Vale's expected conduct, according to this Policy; (ii) Before entering into an agreement or any type of negotiation, directly or indirectly, with companies that are considered Competitors of Vale; (iii) When there are doubts about behavior, format and precautions to be taken in meetings or events with the participation of Competitors, including, but not limited to, within the scope of sector or trade associations; (iv) When any Vale Representative receives a complaint or report of potential anticompetitive conduct or when they suspect that any anticompetitive conduct is being practiced by a Representative or Third Party; (v) When a Vale Representative is contacted by a government authority or by an antitrust agency regarding potential anticompetitive conduct, in Brazil or abroad; and (vi) When there is any doubt about the legality of conduct or commercial practices, including those that are common and repeated among companies in the industries in which Vale and/or its subsidiaries operate, and that are provided for in standards or provisions of sectoral regulation. In the event of any conflict between this Policy and Vale's Bylaws, the latter will prevail, and this Policy must be amended as necessary. This Policy shall come into effect on the date of its approval by the Executive Committee. 12. Approvals - 8 of 8 - Antitrust Policy DDE 086/2024 Rev.: 02 - 08/19/2024 POL-0015-G PUBLIC USE Areas: Description: Corporate Legal Department. Preparation. Controller’s Office, Tax and Accounting Department. Review / Recommendation. Audit and Compliance Department. Review / Recommendation. Executive Vice-Presidency of Legal Affairs. Review / Recommendation. Executive Committee (DDE – 086/2024). Approval.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2025		Director of Investor Relations